Exhibit 99.1

NEXA ANNOUNCES UPDATE ON THE ARIPUANÃ PROJECT

Luxembourg, October 06, 2020 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) announces an update regarding its 100% owned Aripuanã project (“Aripuanã” or “Project”). A new technical report will be filed on SEDAR in November 2020.

Aripuanã is an underground polymetallic mine and concentrate processing facility located in the state of Mato Grosso, Brazil. Production is scheduled to start at the beginning of 2022. Zinc equivalent1 production is estimated at 119kt per year for approximately 11 years, based on the current Mineral Reserves estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards (“2014 CIM Definition Standards”) as incorporated in the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). The total estimated CAPEX2 has escalated to US$547 million, compared to the US$392 million set out in the Aripuanã feasibility study published in 2018, based on a detailed review and update of the Project, including the impact of COVID-19.

Commenting on the Aripuanã update, Tito Martins, CEO of Nexa Resources, said “In addition to external factors, we experienced problems during the project execution. Earthworks activities were more challenging than anticipated and we also faced issues that affected engineering, procurement and contractors. As a result, the Project timeline has been extended and estimated capital costs have increased. We have reorganized the Project team and changed the scope of key contractors to address these issues and mitigate further potential risks”.

“The Project is progressing according to the updated plan and we believe the main challenges lie behind us. We remain confident that Aripuanã will be a low-cost and long-life mine operation. Based on the updated Mineral Resources, mine production has the potential to extend beyond 20 years.”

“Aripuanã is one of the few zinc projects under development in the world and is consistent with our strategy of further increasing the integration of our mining and smelting operations”, concluded Mr. Martins.

Highlights of the Aripuanã Update

■	The Proven and Probable Mineral Reserves are estimated to total 23.5Mt at 3.66% Zn, 1.36% Pb, 0.25% Cu, 34.3 g/t Ag and 0.31 g/t Au, using a US$45.00/t NSR cut-off value containing 859.8kt Zn, 319.0kt Pb, 59.7kt Cu, 25.9Moz Ag and 236.1koz Au.

■	The Measured and Indicated Mineral Resources of Aripuanã, reported exclusive of Mineral Reserves, are estimated to total 8.1Mt at 2.09% Zn, 0.74% Pb, 0.31% Cu, 22.4 g/t Ag and 0.38 g/t Au. In addition, Inferred Mineral Resources, including Babaçu, are estimated to total 39.5Mt at 3.31% Zn, 1.22% Pb, 0.33% Cu, 33.8 g/t Ag and 0.58 g/t Au. Mineral Resources are reported using a US$45.00/t NSR cut-off value for transverse longhole mining and longitudinal longhole retreat areas and US$55.00/t NSR cut-off value for cut and fill (C&F), and is based on a geological database of March 31, 2020.

[1]	Zinc equivalent (ZnEq) was calculated based on the following average metal prices: Zn: US$2,474.52/t (US$1.13/lb); Pb: US$1,928.56/t (US$0.89/lb); Cu: US$6,586.11//t (US$2.93/lb); Ag: US$16.85/oz and Au: US$1,503.61/oz, and the following metallurgical recovery assumptions: Zn=89%, Pb=83%, Cu=71%, Ag=75% and Au=67%.
[2]	BRL/US$ exchange rate assumptions - 2020: 5.05; 2021: 4.84; 2022: 4.85; 2023 onwards: 4.80.

■	Exploratory drilling in 2019 detailed part of the previous Babaçu Exploration Target resulting in an estimate of 14.9Mt at 3.36% Zn, 1.45% Pb, 0.24% Cu, 39.21 g/t Ag and 0.15 g/t Au of Inferred Mineral Resources included above. Babaçu is open at depth and towards its northwestern extension where exploratory drilling with two drill rigs is in progress in 2H20.

■	In addition to the open extensions of Arex, Link and Ambrex, Babaçu has the potential to expand the life of mine of Aripuanã or increase production capacity due to its robust mineralized zones in very close proximity to Ambrex.

■	The Project’s current production plan contemplates the exploitation of the Arex, Link and Ambrex mines. The planned average mill feed rate is 5.9ktpd over an 11-year period.

■	Metallurgical recovery averages 89% for zinc, 71% for copper, 83% for lead, 75% for silver and 67% for gold over life of mine (“LOM”).

■	The Aripuanã project has an updated CAPEX estimate of US$547 million, of which US$201 million was incurred up to 2Q20. We expect to spend an additional US$117 million in 2H20, US$227 million in 2021 and US$1 million in 2022.

■	An additional US$201 million of sustaining capital is estimated during the LOM, which includes US$66 million in mine development and US$20 million in mine closure cost.

■	Aripuanã is estimated to generate an after-tax net present value (“NPV”) of US$27 million (at a discount rate of 9%, real terms) over the 11-year LOM. Zinc concentrate production will be approximately half exported and the other half processed at our smelters in Brazil.

■	Physical completion is expected in 4Q21.

The Technical Report on the Aripuanã project is being prepared jointly by Nexa and SLR Consulting (Canada) Ltd. (“SLR”), former Roscoe Postle Associates (“RPA”), in accordance with NI 43-101, and it is expected to be publicly filed no later than November 20, 2020.

Overview

The Aripuanã project is located in the northwest corner of the Mato Grosso State in western Brazil, approximately 2,529km by railroad and road to the Três Marias smelter or 2,831km to the Juiz de Fora smelter, or 2,660km to the port of Santos. The Project consists of a contiguous block comprised of one mining concession (approximately 3,639.88 hectares), two mining applications (approximately 1,387.2 hectares), one right to apply for mining concession (approximately 1,387.2 hectares) and 16 exploration authorizations (approximately 60,308.96 hectares) totaling 66,336.04 hectares.

The Aripuanã region contains polymetallic Volcanogenic Massive Sulfide (“VMS”) deposits with zinc, lead and copper, as well as small amounts of gold and silver, present in the form of massive mantles and veins, located in volcano sedimentary sequences belonging to the Roosevelt Group of Proterozoic age.

Mineral Resources and Mineral Reserves are estimated for four mineralized zones, Arex, Link, Ambrex and Babaçu. Limited exploration has identified additional targets including Massaranduba, Boroca, and Mocoto to the southeast and Arpa to the northwest.

In 2019, the drilling campaign focused on testing the Babaçu mineralized zone and confirmed polymetallic mineralization along the strike. Nexa drilled 12 drill holes, including Aripuanã brownfield and regional targets, totaling 10,998m.

In 2020, Nexa plans to complete 6,000 meters of exploratory drilling on Babaçu northwest extension and infill drilling to upgrade and confirm additional Mineral Resources.

The operation will consist of processing two material types – up to 6,300 tonnes per day (dry basis) of Stratabound material (zinc dominant mineralization) or up to approximately 5,000 tonnes per day (dry basis) of Stringer material (copper mineralization).

Nexa has selected a combination of mining methods, including longitudinal longhole retreat stoping (bench stoping) for the narrow zones of the deposits and vertical retreat mining (VRM) to mine the thicker zones. Cemented pastefill and rockfill will be used to backfill stopes.

Three individual ramps are planned to provide access to Mineral Reserves in Arex, Link, and Ambrex to ensure operational flexibility.

Approximately 50% of the tailings will be disposed in a dry stack facility on the surface and the remainder will be sent to the paste plant and then back to the underground mines as backfill for the VRM stopes. Remaining material will be stockpiled in a surface waste dump and used as unconsolidated rock fill for the bench stopes.

The processing plant consists of a primary crushing and semi-autogenous grinding, followed by ball milling and a pebble crushing circuit (SAGB), talc pre-flotation and sequential flotation of copper, lead, and zinc.

Aripuanã is part of Nexa’s strategy of increasing its integration of mining and smelting operations. The produced zinc at Aripuanã averaging 70kt per year is proposed to be partially exported and partially treated in the Juiz de Fora and Três Marias smelters.

Mineral Resources and Mineral Reserves

Continuous drilling since 2014 has significantly increased the Mineral Resources and Mineral Reserves at Aripuanã and as shown below demonstrates the potential for further increase with ongoing drilling programs confirming the Aripuanã area as a major VMS province in South America.

Longitudinal section (looking NE) showing the Mineral Resources and Mineral Reserve evolution of Aripuanã VMS mineralization since 2017 and highlighting the new Babaçu Inferred Resources.

Note: tonnage and ZnEq metal content evolution of the Aripuanã Project. Mineral Resources are reported exclusive of Mineral Reserves. For further details on ZnEq parameters see footnotes on the Production table below.

Mineral Reserves Estimate

Proven and Probable Mineral Reserves for Aripuanã are estimated to total 23.5 Mt at 3.66% Zn, 1.36% Pb, 0.25% Cu, 34.3 g/t Ag and 0.31 g/t Au (as of September 30, 2020), containing 859.8Kt Zn, 319.0Kt Pb, 59.7Kt Cu, 25.9Moz Ag and 236.1Koz Au.

In this update, Mineral Reserves decreased by 2.7Mt (while Measured and Indicated Resources increased by 2.4 Mt) due to several factors, including (i) updated mining costs from US$39.00/t (2018 Technical Report) to US$45.00/t; (ii) geotechnical restrictions at the upper portion of the mine leading to the definition of a thicker crown pillar; (iii) updated estimation of mine recovery and dilution factors based in similar ore bodies in our operating mines; (iv) updated mine plan focused on a more attractive economic return. The areas taken out of reserves remain part of Mineral Resources, indicating that the Aripuanã mineral deposits are competitive and robust and will support longer mine life or possible capacity increment in the future.

Mineral Reserves Estimate as at September 30, 2020

		Grade					Contained Metal
	Tonnes	Zinc	Lead	Copper	Silver	Gold	Zinc	Lead	Copper	Silver	Gold
Reserves	(Mt)	(%)	(%)	(%)	(g/t)	(g/t)	(000 t)	(000 t)	(000 t)	(Moz)	(koz)
Proven	10.1	3.74	1.39	0.31	36.0	0.29	376.7	140.1	31.3	11.7	94.5
Probable	13.4	3.60	1.33	0.21	32.9	0.33	483.1	178.9	28.4	14.2	141.5
Total	23.5	3.66	1.36	0.25	34.3	0.31	859.8	319.0	59.7	25.9	236.1

Notes to Mineral Reserves Table:

1. CIM (2014) definitions were followed for Mineral Reserves. The Qualified Person for the Mineral Reserves estimate is Jason J. Cox, P.Eng., a SLR Consulting (Canada) Ltd. Employee.

2. Mineral Reserves are reported within engineered stope outlines assuming the following underground mining methods: Longitudinal longhole retreat (bench stoping) and Transverse Longhole Mining (VRM). Dilution and mining recovery are considered.

3. An NSR cut-off value was calculated based on the LOM operating costs: US$45.00/t.

4. Forecast long term metal prices used for the NSR calculation are: Zn: US$2,495/t (US$1.13/lb); Pb: US$1,956/t (US$0.89/lb); Cu: US$6,458/t (US$2.93/lb); Ag: US$16.85/oz and Au: US$1,538/oz.

5. Metallurgical recoveries are based on metallurgical test work with LOM average of 89% Zn, 83% Pb, 71% Cu, 75% Ag and 67% Au.

7. Numbers may not add due to rounding.

Mineral Resources Estimate

Mineral Resources are reported exclusive of Mineral Reserves, and Measured and Indicated Mineral Resources are estimated at 8.1Mt at 2.09% Zn, 0.74% Pb, 0.31% Cu, 22.4 g/t Ag and 0.38 g/t Au (as of September 30, 2020 with a geological database of March 31, 2020), containing 1,306.6Kt Zn, 482.1Kt Pb, 131.3Kt Cu, 42.9Moz Ag and 736.5Koz Au. In addition, Inferred Mineral Resources are estimated to total 39.5Mt at 3.31% Zn, 1.22% Pb, 0.33% Cu, 33.8 g/t Ag and 0.58 g/t Au.

In this update, Measured and Indicated Mineral Resources increased by 2.4Mt compared to the previously reported Mineral Resource. The changes are mostly due to new NSR cut-off values and stope optimization updates described above, resulting in a reclassification from Mineral Reserves to Mineral Resources. The Inferred Mineral Resouces increased by 0.7Mt but the contained metal was reduced as a result of NSR cut-off changes and stope layout revision.

Mineral Resources Estimate as at September 30, 2020

		Grade					Contained Metal
	Tonnes	Zinc	Lead	Copper	Silver	Gold	Zinc	Lead	Copper	Silver	Gold
Resources	(Mt)	(%)	(%)	(%)	(g/t)	(g/t)	(000 t)	(000 t)	(000 t)	(Moz)	(koz)
Measured	2.9	2.50	0.93	0.38	29.8	0.29	72.9	27.3	11.1	2.8	27.4
Indicated	5.2	1.86	0.63	0.27	18.2	0.43	96.3	32.4	13.9	3.0	71.0
M + I	8.1	2.09	0.74	0.31	22.4	0.38	169.2	59.7	25.1	5.8	98.4
Inferred	39.5	3.31	1.22	0.33	33.8	0.58	1,306.6	482.1	131.3	42.9	736.5

Notes to Mineral Resources Table:

1. CIM (2014) definitions were followed for Mineral Resources. The Qualified Person for the Mineral Resources estimate is Sean Horan, P.Geo., a SLR Consulting (Canada) Ltd. Employee.

2. Mineral Resources have an effective date as of September 30, 2020.

3. Mineral Resources are reported using a US$45/t NSR cut-off value for Transverse Longhole Mining and Longitudinal Longhole retreat areas and US$55/t NSR cut-off value for cut & fill areas.

4. Forecast long term metal prices used for the NSR calculation are: Zn: US$2,869/t (US$1.30/lb); Pb: US$ 2,249/t (US$1.02/lb); Cu: US$7,427/t (US$3.37/lb); Au: US$1,768/oz, and Ag: US$19.38/oz.

5. Mineral Resources are reported exclusive of Mineral Reserves.

6. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

7. Numbers may not add due to rounding.

CAPEX, Project Timeline and Status

As previously mentioned, in addition to external factors, Nexa faced certain internal issues, which together affected the project timeline and the estimated capital costs of the Project that increased to US$547 million compared to US$392 million set out in the Aripuanã feasibility study. Cost increases and time extension resulted primarily from, among other factors:

■	The delays and outcome of detailed engineering resulting in increases in certain quantities including earthworks and construction materials, investment in mine development, consumables and spare parts, among others;
■	Additional infrastructure services due to issues experienced during earthworks activities;
■	Additional scope such as new equipment and infrastructure items in the process plant and in the tailings dry stack piles;
■	Increase in third-party services;
■	Upgrades at the Dardanelos energy substation;
■	Logistics constraints on the upgrade of the Aripuanã river bridge; and
■	COVID-19.

CAPEX up to 2Q20 amounted to US$201 million. We expect to spend an additional US$117 million in 2H20, US$227 million in 2021 and US$1 million in 2022, totaling US$547 million. An additional US$201 million of sustaining capital is estimated during the LOM, which includes US$66 million in mine development and US$20 million in mine closure cost.

The remaining CAPEX will be supported by our current cash position, future cash generation and a long-term loan agreement with BNDES of approximately US$140 million that matures in 2040.

Actions undertaken by Nexa to address issues and mitigate further risk:

■	Reorganized and added resources to the project management team;
■	The scope of its key contractors has changed; and
■	The EPCM team has been replaced by an Integrated Owners Team (“IOT”) to improve the communication with all the stakeholders and ensure a better control of the Project.

Current status:

■	The scope definition has been revised and settled;
■	99% of detailed engineering has been completed;
■	All the long-lead items and critical packages have been awarded in 2019/2020 (80% of procurement has been completed);
■	70% of long lead equipment has already been delivered to site (including SAG, vertical and ball mill, crushers, flotation columns, flotation cells, thickener, etc.);
■	100% of construction packages have been awarded and renegotiated, taking into consideration the new quantities and scope change; and

■	All permits have been obtained and all the environmental programs are in place.

Overall project physical progress reached 51.4% at the end of August, 2020 and is advancing according to the updated plan. Mechanical completion is expected in 4Q21. Production is scheduled to start in early 2022 with an estimated zinc equivalent production of 108kt for the year.

The project timeline and capital cost of the Project are subject to the successful execution of the updated project plan. The COVID-19 impacts have been incorporated into the updated timeline and in the revised CAPEX estimates based on current conditions. Potential additional impact on the Project’s current schedule and estimated CAPEX will continue to be evaluated.

Production plan and financial summary

The updated mine plan indicates an average mill production rate of 5.9ktpd over the 11 years of the LOM.

In terms of metal production Aripuanã will have an average annual production of 70kt of zinc, 24kt of lead, 4kt of copper, 1.8Moz of silver and 14.5koz of gold, which represents approximately 119kt of zinc equivalent production.

Production | Zinc equivalent (kton)

The following table summarizes key figures for production, cost, capital expenditures and returns.

	unit	5 Years Average[2]	LOM Average[3]	LOM Total[4]
Mill Feed	'000 tonnes	2,075	2,137	23,507
Head Grade[5]
Zn Grade	%	3.6%	3.7%	3.7%
Pb Grade	%	1.3%	1.4%	1.4%
Cu Grade	%	0.4%	0.3%	0.3%
Ag Grade	oz/t	1.10	1.10	1.10
Au Grade	oz/t	0.01	0.01	0.01
Contained Metal in ROM
Zn	'000 tonnes	75	78	860
Pb	'000 tonnes	27	29	319
Cu	'000 tonnes	8	5	60
Ag	koz	2,285	2,353	25,887
Au	koz	27	21	236
Net Recovery[5]
Zn Recovery	%	89.0%	89.1%	89.1%
Pb Recovery	%	83.2%	83.0%	83.0%
Cu Recovery	%	76.3%	71.0%	71.0%
Ag Recovery	%	74.9%	75.2%	75.2%
Au Recovery	%	67.0%	67.4%	67.4%
Contained metal in Concentrate
Contained Zn	'000 tonnes	66	70	766
Contained Pb	'000 tonnes	23	24	265
Contained Cu	'000 tonnes	6	4	42
Contained Ag	koz	1,711	1,771	19,477
Contained Au	koz	18	14	159
Zn equivalent[6]	kt /year	121	119	1,307
Total Operating Cost[7]	US$/t milled	37	34	34
Cash cost C1[8]	US$/lb	0.12	0.21	0.21
Capital Expenditures
Total Initial capital[9]	US$ '000	-	-	546,513
Mine development[10]	US$ '000	10,018	5,979	65,772
Sustaining infrastructure	US$ '000	15,043	10,516	115,679
Economics
After-Tax IRR	%	-	-	9.8%
After-Tax NPV at 9% discounting	US$ '000	-	-	27,210
Regular Payback (after start-up)	years	-	-	5.8
Discounted Payback at 9% (after start-up)	years	-	-	9.4

Notes:

1. Full Cash Flow will be available with the Technical Report to be filed at a later date.

2. Average calculated over years 2022 to 2026.

3. Life-of-mine (LOM) average calculated over years 2022 to 2032.

4. Life-of-mine (LOM) total calculated over years 2018 to 2032.

5. Grade and recovery are calculated as weighted average.

6. Nexa's average metal prices for the short, medium and long-term used for the project economics and zinc equivalent conversion are: Zn: US$2,474.52/t (US$1.13/lb); Pb: US$1,928.56/t (US$0.89/lb); Cu: US$6,586.11//t (US$2.93/lb); Ag: US$16.85/oz and Au: US$1,503.61/oz.

7. Total operating costs include mining costs, processing costs and on-site G&A.

8. C1 Cash cost are reported on US$/lb of paid zinc, net of by-product credits (Pb, Cu, Ag, Au).

9. Total Initial Capital includes sunk costs, considered for NPV calculation.

10. Capitalized mining development costs.

Cash cost3

The Aripuanã project is currently positioned on the second quartile of the zinc normal cost curve considering Wood Mackenzie’s methodology, with C1 zinc five-year average cash cost estimated at US$0.12/lb net of by-product revenue.

Opportunities | Exploration Potential

In December 2019, Nexa published new drilling results from the Babaçu Exploration Target located southeast of the Ambrex deposit with tonnage potential ranging between 25 to 45Mt. Part of the mineralized zone from this target was converted to Inferred Mineral Resource totaling 14.9Mt, as reported above. The Babaçu Exploration Target is not fully tested by drilling and is still open at depth and laterally from the current Mineral Resource outline where further infill drilling could aggregate additional resources.

The Babaçu mineralized VMS horizon has been confirmed by drilling extending further northwest below the Ambrex deposit which is fully open at depth and where Nexa envisages a new exploration target potential ranging from 10 to 20Mt named Babaçu NW.

Longitudinal section (above) and plan view (below) show the location of the Babaçu and Babaçu NW exploration targets. Some holes in the longitudinal section above are widely spaced and therefore were not included in the Babaçu resources but they confirmed mineralized intersection as highlighted in red.

3 Cash cost net of by-products credits are measured with respect to zinc sold.

The exploration target ranges are shown below:

Babaçu NW	Tonnage (Mt)	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)
Minimum	10	2	1	0.3	0.3	20
Maximum	20	4	2	0.7	1.0	50

Note: The potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration can result in the target being delineated as a Mineral Resource.

Grade ranges were defined based on Ambrex and Babaçu known resource grades. For tonnage ranges assumptions were based on geological continuity of mineralized horizon, as follows: strike length ranging from 500 to 700m, depth continuity ranging between 350 to 550m, and average mineralization width of 20m.

Vertical cross-section showing Babaçu Northwest Exploration Target conceptual mineralization along the down-dip continuity of the Ambrex mineralized zone following the VMS horizon between younger sediments and the felsic volcanic rocks.

The Babaçu NW exploration target has additional 5,000 meters of exploratory diamond drilling in 7 holes planned as part of 2021 exploration program. An additional 6,000 meters of scout drilling are also planned to investigate the exploration targets described below.

For the mid to long-term exploration program at Aripuanã there are 14km long trend with positive intersections in a widely spaced drilled mineralization or oxidized mineralization outcrops (gossans) and geochemical and geophysical anomalies in Massaranduba, Boroca and Mocotó towards southeast, and Arpa to northwest. Nexa has the benefit of controlling the entire mineralized camp in Aripuanã with a complete coverage of mineral properties over the entire geological sequence of rocks that host VMS mineralization in this part of the country.

Technical Information

The scientific and technical information contained in this news release has been reviewed, verified and approved by Jason J. Cox, P.Eng., and Sean D. Horan, P.Geo., of SLR Consulting (Canada) Ltd, based on the requirements of NI 43-101.

The Company will file an associated NI 43-101 compliant technical report under its SEDAR profile at www.sedar.com within 45 days of this news release (the “Updated Technical Report”), which will serve as an update to the technical report entitled “Technical Report on the Feasibility Study of Aripuanã Project, State of Mato Grosso, Brazil”, with an effective date of October 15, 2018 (the “Aripuanã Technical Report”), available under the Company’s SEDAR profile.

The Updated Technical Report shall include relevant information regarding, among others, the effective dates and the assumptions and parameters relating to Mineral Reserves and Mineral Resources referenced in this news release, as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this news release.

This document contains certain disclosure relating to mineral properties of Nexa Resources that has been prepared in accordance with the requirements of Canadian securities laws. Unless otherwise indicated, all Mineral Reserves and Mineral Resources estimates included in this news release have been prepared in accordance with the 2014 CIM Definition Standards and disclosed in accordance with NI 43-101.

Canadian disclosure requirements, including NI 43-101, differ significantly from the requirements under Industry Guide 7 promulgated by the U.S. Securities and Exchange Commission. Among other things, Industry Guide 7 does not contemplate the term “resource” and the requirements under NI 43-101 for identification of “reserves” are not the same as the requirements under Industry Guide 7.

Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves; the three-year historical average price, to the extent possible, is used in any reserve or cash flow analysis to designate reserves; and the primary environmental analysis or report must be filed with the appropriate governmental authority. One consequence of these differences is that “reserves” estimated in accordance with Canadian requirements may not qualify as “reserves” under Industry Guide 7 standards.

Descriptions in this document of our mineral properties prepared in accordance with NI 43-101 may not be comparable to similar information prepared in accordance with Industry Guide 7. They may also not be comparable to similar information provided by other issuers in accordance with Industry Guide 7.

In addition, the SEC has adopted revisions to mining disclosure rules to modernize the property disclosure requirements for mining registrants and related guidance. Among other changes, the new rules eliminate the existing general prohibition on disclosing mineral “resources” and require that companies disclose both mineral resources and material exploration results in addition to mineral “reserves” and allow the usage of forward-looking pricing forecasts when determining and disclosing mineral resources and reserves. Companies are not required to comply with the new rules until the first fiscal year beginning on or after January 1, 2021 and the updated technical information included in this news release and the Updated Technical Report is not prepared in accordance with Industry Guide 7 or the new rules.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa also currently owns and operates three smelters, two located in Brazil and one in Peru, Cajamarquilla, which is the largest smelter in the Americas. Nexa was among the top five producers of mined zinc globally in 2019 and also one of the top five metallic zinc producers worldwide in 2019, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). Forward-looking statements contained in this news release include, but are not limited to, statements with respect to the results of the Updated Technical Report; zinc and other metal prices and exchange rate assumptions, projected operating and capital costs, metal or mineral recoveries, head grades, mine life, production rates, and returns; the Company’s potential plans; the estimation of the tonnage, grade and content of deposits and the extent of the Mineral Resource and Mineral Reserve estimates; timing of commencement of production; exploration potential and results; the timing and receipt of necessary permits for future operations; the impacts of COVID-19 in our operations; and the expected filing of the Updated Technical Report.

These statements are based on information currently available to the Company and the Company provides no assurance that actual results and future performance and achievements will meet or not differ from the expectations of management or qualified persons. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of the Project, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production, our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, capex, expenses related to exploration and project development, estimation of Mineral Reserves and/or Mineral Resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management and qualified persons considering their experience and while used in the Updated Technical Report are inherently subject to significant uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresources.com

+55 11 3405-5601